UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
CNA Surety Corporation
(Name of Subject Company (Issuer))

CNA Financial Corporation
(Names of Filing Persons (Offeror))

Common Stock, $.01 par value
(Title of Class of Securities)

12612L1008
(CUSIP Number of Class of Securities)

Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
(Name, address, and telephone numbers of
person authorized to receive notices and
communications on behalf of filing persons)
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000
☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☑ third party tender offer subject to Rule 14d-1	☑ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Excerpt: Craig Mense Remarks, Fourth Quarter 2010 Investor Conference Call
Held February 7, 2011
[...]
On a separate topic, as all of you have now seen, the Special Committee of CNA Surety’s Board of Directors responded last Friday to our proposal to acquire the Surety shares that we do not currently own.
We are disappointed that the Special Committee has informed us that it does not support our proposal.
At this time, we are evaluating the Surety response and considering our options; we will ultimately be guided by what we believe is in the best interest of our shareholders.
We will not be able to share any additional information beyond what I have just outlined on this call.
[...]

Additional Information and Where to Find It
This communication is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the SEC. CNA Surety stockholders and other interested parties are urged to read these materials when they become available because they will contain important information. CNA Surety stockholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov. CNA Surety stockholders will also be able to obtain these documents that are filed by CNA (when available) for free from CNA at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604.
Forward-Looking Statements
This communication may include statements which relate to anticipated future events (forward-looking statements) rather than actual present conditions or historical events. These statements generally include words such as “believes”, “expects”, “intends”, “anticipates”, “estimates”, and similar expressions. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by CNA and include the possibility that negotiations with the special committee of CNA Surety may not be successful and the possibility that the transaction may not be completed on the terms described in this communication or at all, including as a result of changes in the business or prospects of CNA Surety. For a detailed description of other risks and uncertainties affecting CNA, please refer to CNA’s filings with the Securities and Exchange Commission, available at www.cna.com.
Any forward-looking statements made in this presentation are made by CNA as of the date of this communication. Further, CNA does not have any obligation to update or revise any forward-looking statement contained in this communication, even if CNA’s expectations or any related events, conditions or circumstances change.